FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,116,991	150,014

4	Total consideration paid or payable for the shares	$240,283,872	$6,009,996

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94 date: 3 Jan 06	highest price paid: $40.22

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $39.86

highest price allowed under rule 7.33: $41.9265

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$253,706,131.85

Compliance statement

1.                                                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 15 Jan 07

Print name:

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,267,005	118,250

4	Total consideration paid or payable for the shares	$246,293,868.15	$4,766,704.80

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94 date: 03 -Jan 07	highest price paid: $40.45

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.15

highest price allowed under rule 7.33: $42.01

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$248,939,427.05

Compliance statement

1.                                                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 16 Jan 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,385,255	215,000

4	Total consideration paid or payable for the shares	$251,060,572.95	$8,698,749.50

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94 date: 03 -Jan 07	highest price paid: $40.61

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.29

highest price allowed under rule 7.33: $42.15

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$240,240,677.55

Compliance statement

1.                                                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 17 Jan 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,600,255	284,888

4	Total consideration paid or payable for the shares	$259,759,322.45	$11,425,119.86

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94 date: 03 -Jan 07	highest price paid: $40.23

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $39.99

highest price allowed under rule 7.33: $42.13

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$228,815,557.69

Compliance statement

1.                                                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 18 Jan 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Group Secretarait National Australia Bank Limited ABN 12 004 044 937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday, 17 January 2007

CANCELLATION OF LONDON STOCK EXCHANGE LISTING

As announced to the market on 11 December 2006, National Australia Bank Limited today confirmed that the listing of its ordinary shares on the Official List of the London Stock Exchange will be cancelled with effect from 8.00 am (GMT) today.

The National Australia Bank’s UK Share Register remains unaffected by this cancellation.

Michaela Healey
Group Company Secretary

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,885,143	360,000

4	Total consideration paid or payable for the shares	$271,184,442.31	$14,458,752.00

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94 date: 03 -Jan 07	highest price paid: $40.30

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.02

highest price allowed under rule 7.33: $42.21

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$214,356,805.69

Compliance statement

1.                                                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 19 Jan 07

Print name:	BRENDAN T CASE, Associate Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 19 January 2007	Name: Brendan T Case
Title: Associate Company Secretary